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SEC FILE NUMBER
8-71138

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/25 (MM/DD/YY) AND ENDING 12/31/25 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Park Place Capital Securities Corp.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

2728 19th Place South, Suite 140
(No. and Street)

Homewood	AL	35209
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Leah Allen	205-790-7932	leah.allen@parkplacecapital.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

DHLC CPAs Advisors
(Name – if individual, state last, first, and middle name)

510 Office Park Drive, Suite 100	Birmingham	AL	35223
(Address)	(City)	(State)	(Zip Code)

09/10/2013	5903
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jeffery Barton Singleton _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of _____, as of 12/31 _____, 2025 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: *Jeffery Barton Singleton*

Title:
President

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

PARK PLACE CAPITAL SECURITIES CORP.

FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2025

TABLE OF CONTENTS



DiPiazza LaRocca Heeter & Co, LLC
510 Office Park Drive • Suite 100
Birmingham, AL 35223
205.871.9973
www.dlhcpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
of Park Place Capital Securities Corp.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Park Place Capital Securities Corp. as of December 31, 2025, the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Park Place Capital Securities Corp. as of December 31, 2025, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Park Place Capital Securities Corp.'s management. Our responsibility is to express an opinion on Park Place Capital Securities Corp.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Park Place Capital Securities Corp. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Schedule I, Computation of Net Capital Under SEC Rule 15c3-1 has been subjected to audit procedures performed in conjunction with the audit of Park Place Capital Securities Corp.'s financial statements. The supplemental information is the responsibility of Park Place Capital Securities Corp.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule I, Computation of Net Capital Under SEC Rule 15c3-1 is fairly stated, in all material respects, in relation to the financial statements as a whole.

DiPiazza LaRocca Heeter & Co., LLC

DiPiazza LaRocca Heeter & Co., LLC
We have served as Park Place Capital Securities Corp.'s auditor since 2025.
Birmingham, Alabama
March 17, 2026

PARK PLACE CAPITAL SECURITIES CORP.
Statement of Financial Condition
December 31, 2025

Assets

Current Assets

Cash	$	2,916,578
Prepaid expenses		10,188
Other assets		307,621
Total current assets		3,234,387

Noncurrent Assets

Software purchases		117,725
Accum depreciation - software		(49,052)
ROU asset		339,573
Total noncurrent assets		408,246
Total assets	$	3,642,633

Liabilities and Stockholder's Equity

Current Liabilities

Accounts payable and accrued expenses	$	176,856
Related party payable		16,139
Lease query AP clearing		3,008
Current portion of lease liability		24,191
Income tax liability		95,277
Total current liabilities		315,471

Noncurrent Liabilities

Noncurrent portion of lease liability		321,416
Total noncurrent liabilities		321,416
Total liabilities		636,887

Stockholders' Equity

Common stock		600,000
Paid in capital		1,150,000
Retained earnings		(87,836)
Net income		1,343,582
Total stockholders' equity		3,005,746
Total liabilities and stockholders' equity	$	3,642,633

PARK PLACE CAPITAL SECURITIES CORP.
Statement of Operations
Year Ended December 31, 2025

Revenues		
Repo referral business revenue	$	2,544,820
Underwritng revenue		305,025
Total revenues		2,849,845
Expenses		
Debt underwriting expense		23,064
Marketing expense		8,941
Occupancy expense		42,660
Other expenses		594
Professional fees expense		146,307
Regulatory expenses		250
Repo referral business expense		385,803
Salaries and wages expense		463,275
Software expense		85,937
Travel expense		457
Total expenses		1,157,288
Income before provision for income taxes		1,692,557
Provision for income taxes		348,975
Net income (loss)	$	1,343,582

PARK PLACE CAPITAL SECURITIES CORP.
Statement of Changes in Stockholders' Equity
Year Ended December 31, 2025

	Common Stock	Additional Paid in Capital	Retained Earnings
Balance at December 31, 2024	$ 600,000	$ -	$ (87,836)
Capital contributions	-	1,150,000	-
Net income (loss)	-	-	1,343,582
Balance at December 31, 2025	$ 600,000	$ 1,150,000	$ 1,255,746

PARK PLACE CAPITAL SECURITIES CORP.
Statement of Cash Flows
Year Ended December 31, 2025

Cash Flows from Operating Activities		
Net income (loss)	$	1,343,582
Adjustments to reconcile net income to net cash used in operating activitites:		
Depreciation expense		39,242
Changes in assets and liabilities:		
Prepaid expenses		22,310
Income tax receivable		21,122
Income tax liability		95,277
Other assets		(271,420)
Accounts payable and accured expenses		159,952
Intercompany payable		10,709
Lease query AP clearing		(77)
ROU asset		27,060
Lease liability		(22,280)
Total adjustments		81,895
Net cash provided by (used in) operating activities		1,425,477
Cash Flows from Financing Activities		
Capital contributions		1,150,000
Net cash provided by (used in) financing activities		1,150,000
Net increase (decrease) in cash		2,575,477
Cash		
Beginning of year		341,101
End of year	$	2,916,578
Supplemental disclosure		
Cash paid for income taxes	$	232,576

PARK PLACE CAPITAL SECURITIES CORP.
NOTES TO FINANCIAL STATEMENTS
For the Year Ended December 31, 2025

NOTE 1 – NATURE OF OPERATIONS

Park Place Capital Securities Corp. (the "Company") was incorporated in Delaware on April 13, 2023. The Company is a wholly owned subsidiary of Park Place Capital Corp., a Tennessee Corporation. The Company is a broker dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA).

The Company operates under the exemptive provisions of Rule 15c3-3(k)(2)(ii) of the Securities Exchange act of 1934, and accordingly, is exempt from the remaining provisions of the Rule. For the Company's other business activities, it is considered a Non-Covered Firm exempt from 17 C.F.R. 240.15c3-3. The Company does not hold customer funds or securities, carry accounts for customers or carry PAB accounts (as defined in Rule 15c3-3).

The Company earns referral fees from repurchase and reverse repurchase transactions and acting as a selling group member in a firm commitment underwriting. It is approved to engage in other securities products but has not commenced operations.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of accounting

The financial statements of the Company have been prepared on the accrual basis of accounting which conforms to accounting principles generally accepted in the United States of America (U.S. GAAP).

Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities, at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Segment accounting

The Company operates as a single operating segment. The Chief Operating Decision Maker (CODM) evaluates the Company's financial performance and allocates resources on an entity-wide basis, and the Company does not manage its operations or allocate resources based on differences in products, services, or geographic regions. As such, the Company has determined that it has one reportable segment in accordance with ASC 280, *Segment Reporting*.

Financial instruments

The Company's statement of financial condition may include the following financial instruments: cash, loans from shareholders, accounts payable, accrued expenses, notes payable and convertible notes payable. The carrying amount of current assets and current liabilities approximate their fair value due to the relatively short period of time between the origination of these instruments and their expected realization. The carrying values of these notes payable and convertible notes payable approximates fair value based on borrowing rates currently available to the Company for instruments with similar terms and remaining maturities.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – Continued

Concentrations of credit risk

The Company maintains cash in bank accounts at high credit quality United States financial institutions. At various times during the period ended December 31, 2025, the Company may have had cash on deposit with financial institutions in excess of federal depository insurance limits. The Company has not experienced and does not anticipate any credit losses on these deposits.

Subsequent events

The Company has evaluated subsequent events occurring though the date of the Report of Independent Registered Public Accounting Firm, which is the date the financial statements were available to be issued.

Cash and cash equivalents

For purposes of reporting cash flows, the Company considers all liquid instruments purchased with an original maturity of three months or less to be cash equivalents. There were no cash equivalents as of December 31, 2025.

Fair value measurement

FASB ASC 820, *Fair Value Measurements and Disclosures*, provides the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described as follows:

- Level 1 – Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.
- Level 2 – Inputs to the valuation methodology include:
  - quoted prices for similar assets or liabilities in active markets;
  - quoted prices for identical or similar assets or liabilities in inactive markets;
  - inputs other than quoted prices that are observable for the asset or liability;
  - inputs that are derived principally from or corroborated by observable market data by correlation or other means.

  If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.
- Level 3 – Inputs to the valuation methodology are unobservable and significant to the fair market value measurement.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – Continued

Fair value measurement (continued)

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs.

The Company follows the policy of valuing certain financial instruments at fair value. This accounting policy allows entities the irrevocable option to elect fair value for the initial and subsequent measurement for certain financial assets and liabilities on an instrument-by-instrument basis. The Company has not elected to measure any existing financial instruments at fair value; however, the Company may elect to measure newly acquired financial instruments at fair value in the future.

Leases

Beginning January 1, 2022, leases are accounted for in accordance with FASB ASU 2016-02 *Leases (Topic 842)*. Under ASU 2016-02, any arrangement, contract or any changes to either, that convey the right to use an identified asset, obtain substantially all of the economic benefits from the asset or result in the ability to direct the use of the asset qualifies as a lease. Once this determination is made, leases are evaluated for classification as operating or financing leases and a ROU asset and lease liability is recorded.

Lease liabilities: A lease liability is measured on the commencement date of the lease and subsequently accounted for based on the present value of its future lease payments using the interest method. The discount rate used in the calculations is the index rate identified in the lease or the implicit rate if it is readily determinable. If these rates cannot be readily determined, the Company's incremental borrowing rate is used on the commencement date.

ROU assets: A ROU asset is measured at the commencement date of the lease at the amount of the initially measured liability plus any lease payments made to the lessor before or on the commencement date, minus any lease incentives received, plus any initial direct costs. Unless impaired, the ROU asset is subsequently measured throughout the lease term at the amount of the lease liability (that is the present value of the remaining lease payments), plus the unamortized balance of initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received. Lease cost for lease payments is recognized on a straight-line basis over the lease term. Finance lease ROU assets are amortized on a straight-line basis over the shorter of the lease term or the remaining useful life of the asset.

Accounting policy for short-term leases. Under ASU 2016-02, the Company has elected that there will be no ROU assets or lease liabilities recognized for short-term leases that have a term of 12 months or less, but greater than 1 month at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. The Company recognizes lease cost associated with its short-term leases on a straight-line basis over the lease term.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – Continued

Revenue recognition

Repurchase and Revenue Repurchase Transactions

In accordance with FASB Accounting Standards Update (ASU) No. 2014-09, Revenue from Contracts with Customers (Topic 606), requiring an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers, the Company recognizes revenue when a brokered repurchase transaction is completed. The customers of Renasant Bank sign repurchase agreements, which state the terms of payment owed as a result of a transaction. For each transaction, revenue is earned and collected, and contract obligations are simultaneously met and therefore no contract assets or liabilities are recognized in 2025 or 2024. No significant judgements are used in determining repurchase transactions or underwriting transactions.

Underwriting

The Company from time to time will participate in the private placements of corporate debt and/or equity securities of firms within various industry groups, and limited partnerships structured for investment purposes. In accordance with the exemptive provisions of SEC Rules 15c3-1 and 15c3-3 the Company participates in public offerings on a firm commitment basis as a selling group member. The commitments of the Company for these transactions include regulatory compliance and proper due diligence. Revenue from underwriting fees is recognized on the offering date. Generally, underwriting contracts occur over short periods of time, and therefore no contract assets or liabilities are necessary, as performance obligations are met when the transactions occur simultaneously with billing and receipt of funds from the customer. Receivables from underwriting services totaled $200,025 and $0 at December 31, 2025 and 2024, respectively, and are included in other assets on the balance sheet.

Income taxes

The Company is included in the consolidated federal income tax return filed by the Renasant Corporation. Federal income taxes are calculated as if the Company filed on a separate return basis and the amount of current tax or benefit calculated is either remitted to or received from the Renasant Corporation. The amount of current and deferred taxes payable or refundable (if any) is recognized as of the date of the financial statement, utilizing currently enacted tax laws and rates.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – Continued

New accounting pronouncements

FASB ASU- 2024-03– *Expense Disaggregation Disclosures (Subtopic 220-40)*

In November 2024, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2024-03, Income Statement—Reporting Comprehensive Income (Subtopic 220-40): Disaggregation of Income Statement Expenses. The update requires public business entities to disclose additional disaggregated information about certain expense captions presented on the statement of operations, including employee compensation, depreciation, and amortization.

The amendments in ASU 2024-03 are effective for annual reporting periods beginning after December 15, 2026, and interim periods beginning after December 15, 2027. Early adoption is permitted. The Company is currently evaluating the impact of this guidance and expects the adoption will primarily affect financial statement disclosures.

NOTE 3 – STOCKHOLDERS' EQUITY

The total number of shares of common stock authorized is 10,000, for which there is no par value. As of December 31, 2025, the Company had 1,000 shares of common stock issued and outstanding.

During the year ended December 31, 2025, the Company received capital contributions totaling $1,150,000 from Park Place Capital Corporation, a related party. The contributions consisted of $350,000 on September 3, 2025 and $800,000 on December 2, 2025.

NOTE 4 – PROPERTY AND EQUIPMENT

Property and equipment, net of accumulated depreciation, consist of the following as of December 31, 2025:

Software	$	117,725
Accumulated depreciation		(49,052)
Total	$	68,673

Depreciation expense for the period ended December 31, 2025 was $39,242.

NOTE 5 – INCOME TAXES

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, Income Taxes. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances, and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. The Company does not have any uncertain tax positions and associated unrecognized tax benefits that materially impact the financial statements or related disclosures. The estimated income tax provision is calculated based on the current statutory rate (25%) applicable to the Company. Estimated state and local income tax percentages, net of the federal income tax effect, are within a percentage variance considered immaterial by management to the statutory rate, and therefore, further adjustment to the income tax provision beyond the statutory rate is not considered necessary prior to the income tax return filing.

The components of the income tax provision from continuing operations for the year ended December 31, 2025 are summarized as follows:

Beginning income tax receivable	$	21,122
Current income tax provision		(348,975)
Tax payments made		
Federal		195,392
State		37,184
Ending income tax liability	$	(95,277)

The Company is included in the consolidated federal income tax return filed by the Renasant Corporation. Federal income taxes are calculated as if the Company filed on a separate return basis and the amount of current tax or benefit calculated is either remitted to or received from the Renasant Corporation. The income payable or receivable balance on the balance sheet represents the estimated amount to be transferred to or received from Renasant Corporation as of December 31, 2025.

The amount of current and deferred taxes payable or refundable (if any) is recognized as of the date of the financial statement, utilizing currently enacted tax laws and rates. The Company has determined that a valuation allowance is not needed against any deferred tax assets as of December 31, 2025, as there were no deferrals. The Company will consider all of the positive and negative evidence available to determine whether it is more likely than not that deferred tax assets will ultimately be realized and, based upon that evidence, the Company believes it is more likely than not that the deferred tax assets (if any) recorded at December 31, 2025 will ultimately be realized.

NOTE 6 – LEASES

The Company has one noncancellable lease for office space. The Company began leasing the space in October of 2024 and the lease terminates in December of 2035. Monthly payments began at $2,937 and increase annually at 2.5%. The Company capitalized the ROU asset and lease liability at inception with a net present value of $373,265 using the borrowing rate of 4.22%. As of December 31, 2025, the ROU asset and lease liability had a balance of $339,573 and $345,607, respectively.

NOTE 6 – LEASES- Continued

The reconciliation of undiscounted cash flows for operating leases to the operating lease liabilities on the statement of financial condition is as follows:

2026	$	38,180
2027		39,134
2028		40,113
2029		41,115
2030		42,143
Thereafter		225,646
Total		426,331
Impact of present value discount		(80,724)
Operating lease liabilities	$	345,607

Lease expense for the period ended December 31, 2025 was $42,660.

NOTE 7 – NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2025, the Company had net capital of $2,502,059, which was $2,402,059 excess of net capital requirement of $100,000. The Company's net capital ratio was .12 to 1.

NOTE 8 – ANNUAL AUDIT REPORT

The audited financial statements of the Company for the most recent audit period are available at the principal office of the Company and will be mailed upon written request pursuant to SEC Rule 17a-5.

NOTE 9 – SUBORDINATED LIABILITIES

There were no liabilities which were subordinated to the claims of general creditors at December 31, 2025.

NOTE 10 – RELATED PARTIES

The Company is a subtenant in a lease of office space described in Note 6. The tenant of the lease, Renasant Bank, is the sole stockholder of Park Place Capital Corporation, Inc., which is the sole stockholder of the Company. See Note 5 for additional detail of the sublease.

The Company earns revenue by brokering transactions for mutual customers of both Park Place Capital Corporation. Inc. and Renasant Bank.

NOTE 10 – RELATED PARTIES - Continued

The Company incurs personnel expenses with its sole stockholder and reimburses the stockholder for these expenses as incurred.

All transactions with these related parties are considered consummated on terms equivalent to those that prevail in arm's length.

SUPPLEMENTARY INFORMATION

PARK PLACE CAPITAL SECURITIES CORP.
SUPPLEMENTAL INFORMATION PURSUANT TO RULE 17A-5
DECEMBER 31, 2025

Computation of Net Capital

Member's equity qualified for net capital	$	3,005,746
Non-allowable assets:		
Cash - Renasant Bank		117,205
Prepaid expenses		10,188
Other assets		307,621
Property and equipment, net		68,673
Total non-allowable assets		503,687
Net capital	$	2,502,059
Aggregate indebtedness:		
Accounts payable and accrued expenses		636,887
Less: Lease Non-A.I. Liabilities		(339,573)
Total aggregate indebtedness	$	297,314
Minimum net capital requirement - or the greater of $5,000		
or 6 2/3% of aggregate indebtedness	$	100,000
Excess net capital	$	2,402,059
Ratio of aggregate indebtedness to net capital		.12 to 1

Reconciliation of Computation of Net Capital

The above computation differs from the net capital under Rule 15c3-1 as of December 31, 2025 as filed by Park Place Capital Securities Corp. on Form X-17A-5 as follows:

Net Capital at December 31, 2025	$ 2,466,488
Net Capital after adjustment due reclass of Deferred Tax Asset	2,502,059
Adjustment due reclass of Deferred Tax Asset	($ 35,571)



DiPiazza LaRocca Heeter & Co, LLC
510 Office Park Drive • Suite 100
Birmingham, AL 35223
205.871.9973
www.dlhcpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Park Place Capital Securities Corp.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Park Place Capital Securities Corp. identified the following provision of 17 C.F.R. §15c3-3(k) under which Park Place Capital Securities Corp. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (exemption provision) and (2) Park Place Capital Securities Corp. stated that Park Place Capital Securities Corp. met the identified exemption provision throughout the most recent fiscal year without exception. Park Place Capital Securities Corp.'s management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Park Place Capital Securities Corp.'s compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

The Company is filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to: (1) effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; and (2) participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4; (3) receiving referral fees and the Company (1) did not carry accounts of or for customers; and (2) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provision set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

DiPiazza LaRocca Heeter & Co., LLC

DiPiazza LaRocca Heeter & Co., LLC
Birmingham, Alabama
March 17, 2026

Park Place Capital Securities Corp.

2728 19th Place South, Suie 140 / Homewood, AL, 35209
615-828-3290

Exemption Report

Park Place Securities Corp. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k):(2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

(3) The Company is filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to: (1) effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; and (2) participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4; (3) receiving referral fees and the Company (1) did not carry accounts of or for customers; and (2) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Park Place Securities Corp.

I, Jeffery Barton Singleton, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Jeffery Barton Singleton

Jeffery Barton Singleton, President
February 10, 2026